MainGate Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

August 29, 2014

VIA EDGAR TRANSMISSION

Mr. Jeffrey Long
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F. Street, N.E.
Washington, DC 20549

Re:	MAINGATE TRUST (the “Trust”) File Nos: 333-170422 and 811-22492

Dear Mr. Long:

As a follow up to our teleconference on August 14, 2014, the Trust submits this correspondence to revise its initial responses to certain verbal comments originally provided by the staff (the “Staff) of the U.S. Securities and Exchange Commission (the “Commission”) on July 9, 2014 based on the Staff’s review of the annual shareholder report of MainGate MLP Fund (the “Fund”) dated November 30, 2013 filed on Form N-CSR (the “Annual Report”) and the Fund’s web site.

This letter supersedes and replaces the Trust’s original response dated August 1, 2014.

For your convenience in reviewing the Trust’s responses, the Staff’s comments and suggestions are included in bold typeface immediately followed by the Trust’s response.

In addition, in connection with this filing, the Trust hereby states the following:

1
The Trust acknowledges that in connection with the comments made by the Staff regarding the report filed on form N-CSR, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure made in the report;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes to disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

Mr. Jeffrey Long
U.S. Securities and Exchange Commission
August 29, 2014

The Trust’s responses to your comments are as follows:

1.  SEC Comment: Instruction 2(a)(i) to Item 27(d)(1) of Form N-1A requires that the Expense Example reflect all amounts shown as expenses in the Statement of Operations, however, footnote 2 of the Expense Example indicates that deferred income tax expense has been excluded.  In future reports please ensure that the Expense Example reflects all  amounts shown as expenses, in accordance with the instructions to Item 27(d)(1).

Response:   The Trust will revise the Expense Example, as requested, in future reports.

2.	SEC Comment: Please confirm that the notice required by Rule 19a-1 with respect to distributions that include the return of capital has been provided to shareholders.

Response: The Trust confirms that the return of capital notice required by Rule 19a-1 was provided to shareholders.

3.  SEC Comment:  The Financial Highlights reflects five different expense ratios.  Consider revising this information to show only the ratios required by Form N-1A.  Additional ratios may be shown in a footnote, or shown in a less prominent manner.

Response:  The Fund believes that each ratio presented in the Financial Highlights provides pertinent and valuable information to investors.  Based on discussions with the Fund’s independent accountants, the Fund believes that the presentation of each and all ratios provides meaningful disclosure, and that such information would be lost or overlooked if presented in a footnote.  The Fund also notes that its presentation of multiple expense ratios is consistent with that of similar MLP funds, such as the Goldman Sachs MLP Energy Infrastructure Fund, Alerian MLP ETF Fund, Center Coast MLP Fund, and Oppenheimer SteelPath MLP Fund. The Fund therefore, respectfully declines the Staff’s request.

4.  SEC Comment:  If an amended Form N-CSR is filed in the future, please include updated officer certifications with such filing.

Response: The Trust undertakes to include updated officer certifications in any future amended Form N-CSR filing.

5.    SEC Comment: The expense ratios presented in the Fact Sheets available on the Trust’s website should match those presented in the Fund’s Prospectus.  As in Comment 1, above, in future Fact Sheets or other material presenting the Fund’s expense ratios, please reflect all expenses, including deferred income tax expense.

Response:  Attached is a revised draft of the Fund’s Fact Sheet.  Consistent with the Fund’s Summary Prospectus fee table, the “Gross Expense Ratio,” including deferred income tax, is listed as the last line item in the highlighted box on the right hand side of the Fact Sheet.  The Trust believes that the presentation of information is consistent with FINRA Rule 2210(d)(3)(A)(ii)(b) and the adopting release for the rule, which states on page 4 that the rule “does not preclude performance sales material from also presenting a fund’s subsidized expense ratio”  as long as it is presented in a “fair and balanced manner.”   Because the Gross Expense Ratio is the bottom line, the Trust believes that the presentation is fair and balanced.   Please note that any changes to the Fund’s Fact Sheet must be reviewed and approved by FINRA prior to first use.

Mr. Jeffrey Long
U.S. Securities and Exchange Commission
August 29, 2014

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If you have any additional questions or require further information, please contact Alia Vasquez at U.S. Bancorp Fund Services, LLC at (414) 765-6620.

Sincerely,

/s/ Matthew G. Mead Matthew G. Mead President & Chief Executive Officer MainGate Trust